UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	x Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If  the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Stock Yards Bancorp, Inc.

Full Name of Registrant

Former Name if Applicable

1040 East Main Street

Address of Principal Executive Office (Street and Number)

Louisville, KY 40206

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If  the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

On February 27, 2018, Stock Yards Bancorp, Inc. (“the Company”) was notified by its independent registered public accounting firm, that the firm will require additional time to complete the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2017 in accordance with the standards of the Public Company Accounting Oversight Board. The firm was unable to timely complete its audit procedures and render its audit opinion by March 1, 2018.

The Company fully expects to file the 2017 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

A letter from the independent registered public accounting firm, which is filed pursuant to Rule 12b-25(c) under the Securities Exchange Act of 1934, is attached as Exhibit 99.1 to this Form 12b-25.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nancy B. Davis	502	625-9176
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

x Yes No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes x No

 The Company anticipates that its financial statements to be included in the Form 10-K for 2017 will report financial condition and results of operations consistent with the results reported in the Company’s press release dated January 25, 2018, which was furnished as an exhibit to its Current Report on Form 8-K filed January 25, 2018.

Further, as described in Management’s Report on Internal Control Over Financial Reporting in Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2016, during the fourth quarter of 2016 management identified a material weakness in internal control related to operating effectiveness of the Company’s control over the assessment of the appropriateness of loan grades used in the allowance for loan losses estimate, including completeness and accuracy of information used to assess loan grades. To remediate the material weakness, management designed and implemented controls and enhanced and revised existing controls and procedures over completeness and accuracy of information used to assess loan grades. During the fourth quarter of 2017 management completed testing necessary to conclude the material weakness had been remediated and expects to conclude in the Form 10-K for 2017 that the Company’s internal control over financial reporting is effective.

Forward-Looking Statements

This report contains forward-looking statements under the Private Securities Litigation Reform Act that involve risks and uncertainties. Although the Company's management believes the assumptions underlying the forward-looking statements contained herein are reasonable, any of these assumptions could be inaccurate. Therefore, there can be no assurance the forward-looking statements included herein will prove to be accurate. Factors that could cause actual results to differ from those discussed in forward-looking statements include, but are not limited to: economic conditions both generally and more specifically in the markets in which the Company and its subsidiaries operate; competition for the Company's customers from other providers of financial services; government legislation and regulation, which change from time to time and over which the Company has no control; changes in interest rates; material unforeseen changes in liquidity, results of operations, or financial condition of the Company's customers; and other risks detailed in the Company's filings with the Securities and Exchange Commission, all of which are difficult to predict and many of which are beyond the control of the Company. See Risk Factors outlined in the Company's most recently issued Form 10-K.

Stock Yards Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2018	By:	/s/ Nancy B. Davis
Name: Nancy B. Davis
Title: Executive Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).